UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CarePayment Technologies, Inc.

(Name of Issuer)

Class A Common Stock, no par value per share

 (Title of Class of Securities)

59507X408

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59507X408

(1)	Name of Reporting Person: James T. Quist

(2)	Check the Appropriate Box if a Member of a Group:

Not applicable

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: 698,678[1]

(6)	Shared Voting Power: -0-

(7)	Sole Dispositive Power: 698,678[1]

(8)	Shared Dispositive Power: -0-

(9)	Aggregate Amount Beneficially Owned by Reporting Person: 698,678[1]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 21.2%[2]

(12)	Type of Reporting Person: IN

Item 1(a). Name of Issuer:

CarePayment Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

5300 Meadows Road, Suite 400

Lake Oswego, OR 97035

________________________________________

1 Includes 698,678 shares currently issuable upon exercise of stock options.

2 The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities

Item 2(a). Name of Person Filing:

James T. Quist

Item 2(b). Address of Principal Business Office:

c/o CarePayment Technologies, Inc.

5300 Meadows Road, Suite 400

Lake Oswego, OR 97035

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Class A Common Stock, no par value per share

Item 2(e). CUSIP Number:

59507X408

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 13(d)-2(b) or (c), check whether person filing is a:

Not applicable

Item 4. Ownership

The following information is as of December 31, 2011:

(a)	Amount beneficially owned: 698,678[3]
(b)	Percent of Class: 21.2%[4]
(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 698,6783

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of: 698,6783

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

__________________________________

3 Includes 698,678 shares currently issuable upon exercise of stock options.

4 The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2012 /s/ James T. Quist James T. Quist